                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934
                     USA Interactive (formerly USA Networks, Inc.)

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902984 10 3
                                 (CUSIP Number)

Charles Y. Tanabe, Esq.                Pamela S. Seymon, Esq.                   George E. Bushnell III, Esq.
Senior Vice President and General      Wachtell, Lipton, Rosen & Katz           Vivendi Universal
Counsel                                51 West 52nd Street                      375 Park Avenue
Liberty Media Corporation              New York, New York  10019                New York, New York  10152
12300 Liberty Boulevard                (212) 403-1000                           (212) 572-7000
Englewood, CO  80112
(720) 875-5400

            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                  June 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




*        Note: This statement constitutes Amendment No. 11 of the Report on
         Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 6 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 21 of a Report on Schedule 13D of Barry Diller, Amendment No. 11 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 5 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 17 of a Report on Schedule 13D of BDTV INC., Amendment No. 15 of a Report on
         Schedule 13D of BDTV II INC., Amendment No. 12 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 11 of a Report on Schedule 13D of BDTV IV INC.

                                    1 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Liberty Media Corporation

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    2 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.)

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X].Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO


                                    3 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Vivendi Universal, S.A.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    4 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Universal Studios, Inc.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X). Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    5 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         Barry Diller

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         IN


                                    6 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO


                                    7 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV II INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    8 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV III INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO


                                    9 of 17

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV IV INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 195,715,369 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            195,715,369 shares

(11)     Aggregate Amount Beneficially Owned by Each         195,715,369 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO


                                    10 of 17

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
       VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                            VIVENDI UNIVERSAL, S.A.,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       and
                                  BDTV IV INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                     USA INTERACTIVE (formerly USA Networks, Inc.)

         This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Interactive, a Delaware corporation (formerly "USA Networks, Inc.") ("USA" or the "Company"). The Reports on
Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"),
(iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV
Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi
Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 11 to the Reporting Group Schedule 13D, Amendment No. 6 to the Liberty
Schedule 13D, Amendment No. 21 to the Barry Diller Schedule 13D, Amendment No. 11 to the Universal Schedule 13D, Amendment No. 5 to the Vivendi Schedule 13D, Amendment No. 17 to the BDTV Schedule 13D, Amendment No. 15 to the BDTV II
Schedule 13D, Amendment No. 12 to the BDTV III Schedule 13D and Amendment No. 11 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty
Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

         Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

                                    11 of 17

ITEM 2.           Identity and Background

         On July 3, 2002, Jean-Rene Fourtou replaced Jean-Marie Messier as Chairman and CEO of Vivendi Universal. Schedules 1 and 5 are incorporated herein by reference and amend and restate Schedules 1 and 5 to the Schedule 13D, respectively, in their entirety.

ITEM 3.           Source and Amount of Funds or Other Consideration

         The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.           Purpose of the Transaction

         The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

         Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

         Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.           Interest in Securities of the Issuer

         The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

         As previously disclosed, the Company and Liberty HSN, Inc., an indirect wholly owned subsidiary of Liberty ("Liberty HSN"), are parties to that certain Exchange Agreement (the "Exchange Agreement"), dated as of December 20, 1996, relating to the exchange, subject to certain restrictions, by Liberty HSN, or its transferee, of shares of common stock of Home Shopping Network, Inc. ("HSN") and shares of Class B common stock of HSN for shares of Common Stock or Class B Common Stock, respectively. Liberty HSN transferred to its wholly owned subsidiary, Liberty HSN II, Inc. ("Liberty HSN II"), 702.66808 shares of common stock of HSN (the "Liberty HSN Common Shares") and 29.56564 shares of Class B common stock of HSN (the "Liberty HSN Class B Shares"), which shares constituted all of the shares of common stock of HSN and Class B common stock of HSN owned by Liberty.

         Following the sale on August 21, 2001 of its television broadcast stations and associated broadcast licenses (the "Station Sale"), the Company informed Liberty that as a result of the Station Sale, Liberty is permitted under FCC regulations to own shares of Common Stock issuable upon exchange of its HSN shares.

         On June 27, 2002, the Company and Liberty completed the exchange (the "Exchange") contemplated by the Exchange Agreement. In order to consummate the Exchange, the Company, Liberty, Liberty HSN and Liberty HSN II entered into a separate exchange agreement and Liberty HSN II delivered the Liberty HSN Common Shares and the Liberty HSN Class B Shares to the Company in exchange for an aggregate of 31,620,063 shares of Common Stock and 1,596,544 shares of Class B Common Stock, respectively.

                                    12 of 17

         The effect of the Exchange is that Liberty's interest in the Company is now comprised solely of shares of USA, and each of USANi LLC and HSN are direct and indirect wholly owned subsidiaries of USA, thereby simplifying the Company's corporate structure. Because Liberty's HSN shares were exchangeable for USA shares, the transaction described herein did not affect Liberty's ultimate equity ownership interests in the Company.

         As a result of the consummation of the Exchange, the members of the Reporting Group beneficially own 131,085,373 (assuming the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller) shares of Common Stock and 64,629,996 shares of Class B Common Stock. These shares constitute 30.4% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock. Assuming the conversion of all of the Reporting Group's Class B shares into Common Stock, the Reporting Group would beneficially own 39.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 70.5% of the voting power of the Company (or, assuming Mr. Diller does not exercise options to purchase 47,120,888 shares of Common Stock, approximately 69.1% of the voting power of the Company). The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates. The shares of Common Stock and Class B Common Stock received by Liberty pursuant to the Exchange are subject to the irrevocable proxy held by Mr. Diller.

         Jerome H. Kern, a Director of Liberty, owns 11,000 shares of Common Stock. David J.A. Flowers, Senior Vice President and Treasurer of Liberty, owns 1,020 shares of Common Stock.

        On May 20, 2002, the Diller-Von Furstenberg Family Foundation, a private foundation as to which Mr. Diller disclaims beneficial ownership, sold in the open market 42,000 shares of Common Stock at $28.784 per share. Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

         The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.           Materials to be Filed as Exhibits

         The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         The following document is filed as an exhibit to this statement:

         50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.

                                    13 of 17

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  July 11, 2002
                                         LIBERTY MEDIA CORPORATION

                                         By:  /s/ Charles Y. Tanabe
                                           ----------------------------------
                                           Name:  Charles Y. Tanabe
                                           Title: Senior Vice President

                                         BARRY DILLER

                                           /s/ BARRY DILLER
                                           ----------------------------------

                                         UNIVERSAL STUDIOS, INC.


                                         By: /s/ KAREN RANDALL
                                           ----------------------------------
                                           Name:  Karen Randall
                                           Title: Executive Vice President and
                                                  General Counsel

                                         VIVENDI UNIVERSAL CANADA INC.

                                         By: /s/ GEORGE E. BUSNELL III
                                           ----------------------------------
                                           Name:  George E. Busnell III
                                           Title: Secretary


                                         VIVENDI UNIVERSAL, S.A.


                                         By: /s/ GEORGE E. BUSNELL III
                                           ----------------------------------
                                           Name:  George E. Busnell III
                                           Title: Vice President


                                         BDTV INC., BDTV II INC.,
                                         BDTV III INC., BDTV IV INC.


                                         By: /s/  BARRY DILLER
                                           ----------------------------------
                                           Name:    Barry Diller
                                           Title:   President

                                    14 of 17

                                INDEX TO EXHIBITS

1.       Written Agreement between TCI and Mr. Diller regarding Joint Filing of
         Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.       Press Release issued by the Company and Mr. Diller, dated August 25,
         1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.      Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
         BDTV./*/

17.      Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

                                    15 of 17

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.      Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.      Certificate of Incorporation of BDTV IV INC./*/

                                    16 of 17

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller./*/

49. Equity Warrant Agreement between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.

/*/ Previously filed.

Schedule 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

       DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL AND VIVENDI UNIVERSAL
                 CANADA INC. (formerly The Seagram Company Ltd.)


1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.

                                        Principal Occupation
Name and Business Address        or Employment and Business Address     Citizenship
-------------------------        ----------------------------------     -----------
RON MEYER*                    President and Chief Operating             United States
                              Officer of Universal
KAREN RANDALL*                Executive Vice President and General      United States
                              Counsel of Universal
KENNETH L. KAHRS*             Executive Vice President, Human           United States
                              Resources of Universal
FREDERICK HUNTSBERRY*         Executive Vice President and Chief        United States
                              Financial Officer of Universal
YASUO NAKAMURA*               President, Matsushita Media &             Japan
                              Entertainment Business Development
                              Unit
DIANA SCHULZ*                 Senior Vice President of Universal        United States
SUSAN N. FLEISHMAN            Senior Vice President, Corporate          United States
                              Communications and Public Affairs
MARK A. WOOSTER               Senior Vice President of Universal        United States
MAREN CHRISTENSEN             Senior Vice President of Universal        United States
WILLIAM APOSTOLIDES           Vice President of Universal               United States
KEVIN CONWAY                  Vice President of Universal               United States
H. STEPHEN GORDON             Vice President of Universal               United States
DAVID H. MEYERS               Vice President and Assistant              United States
                              Controller of Universal
MARC PALOTAY                  Vice President of Universal               United States
TERRY A. REAGAN               Vice President and Controller of          United States
                              Universal
RONALD F. REED                Treasurer of Universal                    United States
SHARON S. GARCIA              Secretary of Universal                    United States

2. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd., effective February 28,
2002). The name of each person who is a director of Vivendi Universal Canada Inc. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

                                          Principal Occupation
Name and Business Address          or Employment and Business Address     Citizenship
-------------------------          ----------------------------------     -----------
ALAN BELL*                      Partner, Blake Cassels & Graydon,         Canada
Blake Cassels & Graydon, LLP    LLP
Commerce Court West-CIBC
Building
199 Bay Street
Toronto, Ontario M5L 1A9
CRAIG THORBURN*                 Partner, Blake Cassels & Graydon,         Canada
Blake Cassels & Graydon, LLP    LLP
Commerce Court West-CIBC
Building
199 Bay Street
Toronto, Ontario M5L 1A9
ERIC LICOYS*                    Member of the Board of Directors of       France
Vivendi Universal S.A.          Vivendi Universal
42, avenue de Freidland
75380 Paris
Cedex 08, FRANCE
DANIEL LOSITO                   Vice President, Vivendi Universal         United States
WILLIAM APOSTOLIDES             Treasurer, Americas, Vivendi              United States
Vivendi Universal               Universal
800 Third Avenue
New York, NY 10022
WILLIAM PODURGIEL               Director Foreign Taxes, Vivendi           United States
Vivendi Universal               Universal
800 Third Avenue
New York, NY 10022
GEORGE E. BUSHNELL III          Vice President, Vivendi Universal         United States
NICOLE LINDA KELSEY             Assistant Corporate Counsel,              United States
                                Vivendi Universal
DEBRA FORD                      Manager, Corporate Transactions,          United States
Vivendi Universal               Vivendi Universal
800 Third Avenue
New York, NY 10022

Schedule 5 of the Schedule 13D is hereby amended to read in its entirety as follows:


                                   SCHEDULE 5
           DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.


        Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. The name of each person who is a director of Vivendi Universal, S.A. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

                                          Principal Occupation
                                          --------------------
                                       or Employment and Business
                                       --------------------------
Name and Business Address                        Address                 Citizenship
-------------------------                        -------                 -----------
JEAN-RENE FOURTOU*               Chairman and CEO of Vivendi             France
                                 Universal
CLAUDE BEBEAR*                   Chairman of the Supervisory Board       France
                                 of AXA
                                 25, avenue Matignon
                                 75008 Paris, France
EDGAR BRONFMAN, JR.*             Vice Chairman of the Board of           United
                                 Vivendi Universal                       States
EDGAR M. BRONFMAN*               Member of the Board of Directors        United
                                 of Vivendi Universal                    States
RICHARD H. BROWN*                Chairman and CEO of Electronic          United
                                 Data Systems Co.                        States
                                 5400 Legacy Drive
                                 Plano, Texas 75024-3198
JEAN-MARC ESPALIOUX*             Chairman of the Management Board        France
                                 and CEO of Accor
                                 Tour Maine Montparnasse
                                 33, avenue du Maine
                                 75755 Paris cedex 15
JACQUES FRIEDMANN*               Retired Chairman of the                 France
                                 Supervisory Board of AXA-UAP (Chairman
                                 from 1993-2000).
                                 80, avenue de Breteuil
                                 75015 Paris, France
DOMINIQUE HOENN*                 Chief Operating Officer of BNP          France
                                 Paribas
                                 3, rue d'Antin
                                 75002 Paris, France

GERARD KLEISTERLEE*              Chairman and CEO of Royal Philips       The
                                 Electronics                             Netherlands
                                 PO Box 77900
                                 Building HBT 14
                                 1070 Amsterdam, The Netherlands
ESTHER KOPLOWITZ*                Presidente of Fomento de                Spain
                                 Construcciones y Contratas FCC
                                 (Spain)
                                 Torre Picasso
                                 Plaza Pablo Ruiz Picasso
                                 28020 Madrid, Spain
MARIE-JOSEE KRAVIS*              Senior Fellow, Hudson Institute         United
                                 Inc.                                    States
                                 625 Park Avenue
                                 New York, NY 10021
HENRI LACHMANN*                  Chairman and CEO of Schneider           France
                                 Electric
                                 43-45, Bd Franklin Roosevelt,
                                 92500 Rueil-Malmaison, France
ERIC LICOYS*                     Member of the Board of Directors        France
                                 of Vivendi Universal
SAMUEL MINZBERG*                 Chairman and Chief Executive            Canada
                                 Officer of Claridge Inc.
                                 1170 Peel Street - 8th Floor
                                 Montreal, Quebec H3B, 4P2
SIMON MURRAY*                    Chairman of Simon Murray &              U.K.
                                 Company
                                 Princes House
                                 38, Jermyn Street
                                 London SW1Y 6DT
SERGE TCHURUK*                   Chairman and CEO of Alcatel             France
                                 54, rue de la Boetie
                                 75008 Paris, France
MARC VIENOT*                     Honorary Chairman and Director of       France
                                 Societe Generale.
                                 Tour Societe Generale
                                 92972 Paris La Defense
                                 Cedex, France
GUILLAUME HANNEZO                Senior Executive Vice President         France
                                 and Chief Financial Officer
ANDREW J. KASLOW                 Senior Executive Vice President,        United
                                 Human Resources, Vivendi                States
                                 Universal
JEAN-FRANCOIS DUBOS              Executive Vice President and            France
                                 General Counsel, Vivendi
                                 Universal